Exhibit 99.1

JIADE LIMITED

(incorporated in the Cayman Islands with limited liability)
(NASDAQ: JDZG)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual general meeting of shareholders (the “Meeting”) of JIADE LIMITED (the “Company”) will be held on May 4, 2026 at 9:30 a.m., Eastern Time, at 18/F, Block D, Huirong Plaza, No. 88, Section 3, Jinhua Road, Jinjiang District, Chengdu City, Sichuan Province, the People’s Republic of China, for the purpose of considering and voting upon the following proposals:

1.	To approve, by ordinary resolution, the re-election of each of the five directors named in the proxy statement as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company (the “Director Re-election”);

2.	To approve, by ordinary resolution, that the re-appointment of Enrome LLP as the independent registered public accounting firm of the Company for the year ending December 31, 2026 be approved, ratified and confirmed (the “Auditor Appointment”);

3.	To approve, by ordinary resolution, that:

(a)	conditional upon the approval of the board of directors of the Company (the “Board”), in its sole discretion, with effect as of the date the Board may determine:

i. all issued and unissued Class A ordinary shares of a par value of US$0.0025 each in the Company's share capital (the “Class A Ordinary Shares”), issued and unissued Class B ordinary share of a par value of US$0.0025 each in the Company's share capital (the “Class B Ordinary Shares”), and issued and unissued preference shares of a par value of US$0.0025 each in the Company's share capital (the “Preference Shares,” and together with the Class A Ordinary Shares and Class B Ordinary Shares, the “Shares”) be consolidated on the date to be further determined by the Board and at a ratio of not less than 1-for-2 and not more than 1-for-100, with the specific ratio to be fixed within this range by the Board in its sole discretion without further shareholder approval (the “Consolidation Ratio”), whereby every 2-100 Shares (depending on the Consolidation Ratio determined by the Board) of each issued and unissued (i) Class A Ordinary Share, (ii) Class B Ordinary Share, and (iii) Preference Share shall be consolidated into (i) one Class A ordinary share of a par value of US$0.005 to US$0.25 (depending on the Consolidation Ratio determined by the Board), (ii) one Class B ordinary share of a par value of US$0.005 to US$0.25 (depending on the Consolidation Ratio determined by the Board), and (iii) one preference share of a par value of US$0.005 to US$0.25 (depending on the Consolidation Ratio determined by the Board), respectively (each, a “Consolidated Share”); and each such Consolidated Share shall rank pari passu in all respects with each other and have the rights and privileges and be subject to the restrictions as contained in the second amended and restated memorandum and articles of association of the Company currently in effect (the “Share Consolidation”), so that immediately following the effectiveness of the Share Consolidation, the authorised share capital of the Company shall be changed:

a.	FROM US$50,000 divided into 20,000,000 ordinary shares of a par value of US$0.0025 each, consisting of (a) 15,800,000 Class A Ordinary Shares, (b) 3,000,000 Class B Ordinary Shares, and (c) 1,200,000 Preference Shares;

b.	TO US$50,000 divided into a range of between 200,000 to 10,000,000 ordinary shares of a par value of US$0.25 to US$0.005 each (depending on the Consolidation Ratio determined by the Board), respectively, consisting of (a) 158,000 to 7,900,000 Class A ordinary shares of a par value of US$0.25 to US$0.005 each, (b) 30,000 to 1,500,000 Class B ordinary shares of a par value of US$0.025 to US$0.005 each, and (c) 12,000 to 600,000 preference shares of a par value of US$0.25 to US$0.005 each;

ii. no fractional Shares be issued in connection with any Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon a Share Consolidation, and the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(b)	any one director or officer of the Company be and is hereby authorized for and on behalf of the Company to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Share Consolidation(s), if and when deemed advisable by the Board, in its sole discretion;

4.	To approve, by special resolution, that:

(a)	following the effectiveness of the Share Consolidation, the authorised share capital of the Company be increased from US$50,000 divided into a range of between 200,000 to 10,000,000 ordinary shares of a par value of US$0.25 to US$0.005 each (depending on the Consolidation Ratio determined by the Board), respectively, consisting of (a) 158,000 to 7,900,000 Class A ordinary shares of a par value of US$0.25 to US$0.005 each, (b) 30,000 to 1,500,000 Class B ordinary shares of a par value of US$0.25 to US$0.005 each, and (c) 12,000 to 600,000 preference shares of a par value of US$0.25 to US$0.005 each to an aggregate of (i) US$50,000 divided into a range of between 200,000 to 10,000,000 ordinary shares of a par value of US$0.25 to US$0.005 each (depending on the Consolidation Ratio determined by the Directors), respectively, consisting of (a) 158,000 to 7,900,000 Class A ordinary shares of a par value of US$0.25 to US$0.005 each, (b) 30,000 to 1,500,000 Class B ordinary shares of a par value of US$0.25 to US$0.005 each, and (c) 12,000 to 600,000 preference shares of a par value of US$0.25 to US$0.005 each; and (ii) US$50,000 divided into 2,000,000,000 ordinary shares of a par value of US$0.000025 each, consisting of (a) 1,988,800,000 Class A ordinary shares of a par value of US$0.000025 each, (b) 10,000,000 Class B ordinary shares of a par value of US$0.000025 each, and (c) 1,200,000 preference shares of a par value of US$0.000025 each (the "Increase in Authorised Share Capital");

(b)	immediately following the Increase in Authorised Share Capital, and depending on the Consolidation Ratio determined by the Board, there shall be (a) an aggregate of 13,728 to 686,357 Class A ordinary shares of a par value of US$0.000025 each issued to all the existing holders of the Class A Ordinary Shares and each holder will be issued such shares pro-rata to the existing shareholding ratio of the Company; and (b) an aggregate of approximately 29,421 to 1,471,042 Class B ordinary shares of a par value of US$0.000025 each issued to JD LIYUAN LIMITED (the "Issuance of Shares");

(c)	immediately following the Issuance of Shares, 13,728 to 686,357 issued Class A ordinary shares of a par value of US$0.50 each (depending on the Consolidation Ratio determined by the Board), and 29,421 to 1,471,042 issued Class B ordinary shares of a par value of US$0.50 each (depending on the Consolidation Ratio determined by the Board) (the "Issued Shares") in the Company currently held by all the shareholders of the Company be repurchased by the Company out of the proceeds received from the Issuance of Shares, and the Issued Shares be cancelled simultaneously upon the repurchase (the "Repurchase of Shares");

(d)	immediately following the Repurchase of Shares, the authorised but unissued share capital of the Company be reduced by the cancellation of 200,000 to 10,000,000 ordinary shares of a par value of US$0.25 to US$0.005 each (depending on the Consolidation Ratio determined by the Board), consisting of (a) 158,000 to 7,900,000 Class A ordinary shares of a par value of US$0.25 to US$0.005 each, (b) 30,000 to 1,500,000 Class B ordinary shares of a par value of US$0.25 to US$0.005 each, and (c) 12,000 to 600,000 preference shares of a par value of US$0.25 to US$0.005 each (the "Cancellation of Shares"); and

(e)	immediately following the Cancellation of Shares, the authorised share capital of the Company be US$50,000 divided into 2,000,000,000 shares of a par value of US$0.000025 each, consisting of (a) 1,988,800,000 Class A ordinary shares of a par value of US$0.000025 each, (b) 10,000,000 Class B ordinary shares of a par value of US$0.000025 each, and (c) 1,200,000 preference shares of a par value of US$0.000025 each

(the “Change of Authorized Share Capital”);

5.	To approve, by special resolution, that, subject to and immediately following the Share Consolidation and the Change of Authorized Share Capital being effected:

(a)	the existing amended and restated memorandum and articles of association of the Company adopted by special resolution passed on 23 May 2025 currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association (the "Third M&A"), pursuant to which, the voting power of each Class B ordinary share shall be changed from fifty (50) votes for each Class B ordinary share of par value of US$0.000025 each to ninety (90) votes for each Class B ordinary share of par value of US$0.000025 each (“Adoption of the Third M&A”); and

(b)	all or any of the rights attached to any Class A ordinary shares and Class B ordinary shares be varied and modified as a result of the Adoption of the Third M&A.

The Board has fixed the close of business on April 21, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of the Class A Ordinary Shares and the Class B Ordinary Shares on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials from the Company’s website at ir.sckbkj.com or by submitting a request to cassandra@sckbkj.com. The notice of the Meeting, this proxy statement, and the proxy card will be sent or made available to shareholders on or about April 21, 2026.

By Order of the Board of Directors,

/s/ Yuan Li
Yuan Li
Chairman of the Board of Directors

Chengdu, the People’s Republic of China

April 21, 2026

JIADE LIMITED

ANNUAL GENERAL MEETING OF SHAREHOLDERS
May 4, 2026
9:30 a.m., Eastern Time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of JIADE LIMITED (the “Company”) is soliciting proxies for the annual general meeting of shareholders (the “Meeting”) of the Company to be held on May 4, 2026, at 9:30 a.m., Eastern Time, or any adjournment thereof. The Meeting will be held in a hybrid format. In-person participants will be able to attend the Meeting at 18/F, Block D, Huirong Plaza, No. 88, Section 3, Jinhua Road, Jinjiang District, Chengdu City, Sichuan Province, the People’s Republic of China. Remote participants will be able to attend the Meeting at www.virtualshareholdermeeting.com/JDZG2026.

Only holders of the Class A ordinary shares and Class B ordinary shares of the Company of record at the close of business on April 21, 2026 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. One or more shareholders holding shares of the Company which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to all shares of the Company in issue and entitled to vote at the Meeting, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, shall be a quorum for all purposes.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company.

PROPOSAL TO BE VOTED ON

At the Meeting, resolutions will be proposed as follows:

Proposal 1: Will involve shareholders being asked to consider and, if thought fit, separately pass the following ordinary resolutions for the re-election of the Company’s current directors:

RESOLVED, BY ORDINARY RESOLUTION, that Yuan Li be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

RESOLVED, BY ORDINARY RESOLUTION, that Xiaohui Li be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

RESOLVED, BY ORDINARY RESOLUTION, that Shuang Qiu be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

RESOLVED, BY ORDINARY RESOLUTION, that Yi Chen be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

RESOLVED, BY ORDINARY RESOLUTION, that Shang Wu be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

Proposal 2: RESOLVED, BY ORDINARY RESOLUTION, that the re-appointment of Enrome LLP as the independent registered public accounting firm of the Company for the year ending December 31, 2026 be approved, ratified and confirmed.

Proposal 3: RESOLVED, BY ORDINARY RESOLUTION, that:

(a)	conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine:

i. all issued and unissued Class A ordinary shares of a par value of US$0.0025 each in the Company's share capital (the “Class A Ordinary Shares”), issued and unissued Class B ordinary shares of a par value of US$0.0025 each in the Company's share capital (the “Class B Ordinary Shares”), and issued and unissued preference shares of a par value of US$0.0025 each in the Company's share capital (the “Preference Shares,” and together with the Class A Ordinary Shares and Class B Ordinary Shares, the “Shares”) to be consolidated on the date to be further determined by the Board and at a ratio of not less than 1-for-2 and not more than 1-for-100, with the specific ratio to be fixed within this range by the Board in its sole discretion without further shareholder approval (the “Consolidation Ratio”), whereby every 2-100 Shares (depending on the Consolidation Ratio determined by the Board) of each issued and unissued (i) Class A Ordinary Share, (ii) Class B Ordinary Share, and (iii) Preference Share shall be consolidated into (i) one Class A ordinary share of a par value of US$0.005 to US$0.25 (depending on the Consolidation Ratio determined by the Board), (ii) one Class B ordinary share of a par value of US$0.005 to US$0.25 (depending on the Consolidation Ratio determined by the Board), and (iii) one preference share of a par value of US$0.005 to US$0.25 (depending on the Consolidation Ratio determined by the Board), respectively (each, a “Consolidated Share”); and each such Consolidated Share shall rank pari passu in all respects with each other and have the rights and privileges and be subject to the restrictions as contained in the second amended and restated memorandum and articles of association of the Company currently in effect (the “Share Consolidation”), so that immediately following the effectiveness of the Share Consolidation, the authorised share capital of the Company shall be changed:

a.	FROM US$50,000 divided into 20,000,000 ordinary shares of a par value of US$0.0025 each consisting of (a) 15,800,000 Class A Ordinary Shares, (b) 3,000,000 Class B Ordinary Shares, and (c) 1,200,000 Preference Shares;

b.	TO US$50,000 divided into a range of between 200,000 to 10,000,000 ordinary shares of a par value of US$0.25 to US$0.005 each (depending on the Consolidation Ratio determined by the Board), respectively, consisting of (a) 158,000 to 7,900,000 Class A ordinary shares of a par value of US$0.25 to US$0.005 each, (b) 30,000 to 1,500,000 Class B ordinary shares of a par value of US$0.025 to US$0.005 each, and (c) 12,000 to 600,000 preference shares of a par value of US$0.25 to US$0.005 each;

ii. no fractional Shares be issued in connection with any Share Consolidation and, in the event that a Shareholder would otherwise be entitled to receive a fractional Share upon a Share Consolidation, and the total number of Shares to be received by such Shareholder be rounded up to the next whole Share; and

(b)	any one director or officer of the Company be and is hereby authorized for and on behalf of the Company to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Share Consolidation(s), if and when deemed advisable by the Board, in its sole discretion;

Proposal 4: RESOLVED, BY SPECIAL RESOLUTION, that:

(a)	following the effectiveness of the Share Consolidation, the authorised share capital of the Company be increased from US$50,000 divided into a range of between 200,000 to 10,000,000 ordinary shares of a par value of US$0.25 to US$0.005 each (depending on the Consolidation Ratio determined by the Board), respectively, consisting of (a) 158,000 to 7,900,000 Class A ordinary shares of a par value of US$0.25 to US$0.005 each, (b) 30,000 to 1,500,000 Class B ordinary shares of a par value of US$0.25 to US$0.005 each, and (c) 12,000 to 600,000 preference shares of a par value of US$0.25 to US$0.005 each to an aggregate of (i) US$50,000 divided into a range of between 200,000 to 10,000,000 ordinary shares of a par value of US$0.25 to US$0.005 each (depending on the Consolidation Ratio determined by the Directors), respectively, consisting of (a) 158,000 to 7,900,000 Class A ordinary shares of a par value of US$0.25 to US$0.005 each, (b) 30,000 to 1,500,000 Class B ordinary shares of a par value of US$0.25 to US$0.005 each, and (c) 12,000 to 600,000 preference shares of a par value of US$0.25 to US$0.005 each; and (ii) US$50,000 divided into 2,000,000,000 ordinary shares of a par value of US$0.000025 each, consisting of (a) 1,988,800,000 Class A ordinary shares of a par value of US$0.000025 each, (b) 10,000,000 Class B ordinary shares of a par value of US$0.000025 each, and (c) 1,200,000 preference shares of a par value of US$0.000025 each (the "Increase in Authorised Share Capital");

(b)	immediately following the Increase in Authorised Share Capital, and depending on the Consolidation Ratio determined by the Board, there shall be (a) an aggregate of 13,728 to 686,357 Class A ordinary shares of a par value of US$0.000025 each issued to all the existing holders of the Class A Ordinary Shares and each holder will be issued such shares pro-rata to the existing shareholding ratio of the Company; and (b) an aggregate of approximately 29,421 to 1,471,042 Class B ordinary shares of a par value of US$0.000025 each issued to JD LIYUAN LIMITED (the "Issuance of Shares");

(c)	immediately following the Issuance of Shares, 13,728 to 686,357 issued Class A ordinary shares of a par value of US$0.50 each (depending on the Consolidation Ratio determined by the Board), and 29,421 to 1,471,042 issued Class B ordinary shares of a par value of US$0.50 each (depending on the Consolidation Ratio determined by the Board) (the "Issued Shares") in the Company currently held by all the shareholders of the Company be repurchased by the Company out of the proceeds received from the Issuance of Shares, and the Issued Shares be cancelled simultaneously upon the repurchase (the "Repurchase of Shares");

(d)	immediately following the Repurchase of Shares, the authorised but unissued share capital of the Company be reduced by the cancellation of 200,000 to 10,000,000 ordinary shares of a par value of US$0.25 to US$0.005 each (depending on the Consolidation Ratio determined by the Board) consisting of (a) 158,000 to 7,900,000 Class A ordinary shares of a par value of US$0.25 to US$0.005 each, (b) 30,000 to 1,500,000 Class B ordinary shares of a par value of US$0.25 to US$0.005 each, and (c) 12,000 to 600,000 preference shares of a par value of US$0.25 to US$0.005 each (the "Cancellation of Shares");

(e)	immediately following the Cancellation of Shares, the authorised share capital of the Company be US$50,000 divided into 2,000,000,000 shares of a par value of US$0.000025 each, consisting of (a) 1,988,800,000 Class A ordinary shares of a par value of US$0.000025 each, (b) 10,000,000 Class B ordinary shares of a par value of US$0.000025 each, and (c) 1,200,000 preference shares of a par value of US$0.000025 each

(the “Change of Authorized Share Capital”).

Proposal 5: RESOLVED, BY SPECIAL RESOLUTION, that, subject to and immediately following the Share Consolidation and the Change of Authorized Share Capital being effected:

(a)	the existing amended and restated memorandum and articles of association of the Company adopted by special resolution passed on 23 May 2025 currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association (the "Third M&A"), pursuant to which the voting power of each Class B ordinary share shall be changed from fifty (50) votes for each Class B ordinary share of par value of US$0.000025 each to ninety (90) votes for each Class B ordinary share of par value of US$0.000025 each (“Adoption of the Third M&A”); and

(b)	all or any of the rights attached to any Class A ordinary shares and Class B ordinary shares be varied and modified as a result of the Adoption of the Third M&A.

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1-5.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so either in person or by proxy. Those shareholders who are unable to attend the Meeting are requested to read, complete, sign, date, and return the attached proxy card in accordance with the instructions set out therein.

A proxy need not be a shareholder of the Company. A proxy card is enclosed with this proxy statement. It contains important instructions about completing and giving it to the Company.

You must ensure that your completed and signed proxy card, and any power of attorney or other authority (if any) under which it is signed, is deposited in accordance with the instructions set out therein. Proxy cards received after the time set out therein may be disregarded.

In the case of joint holders, the vote of the senior who tenders a vote whether in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which names stand in the Company’s register of members.

If you are a body corporate, you may (instead of appointing a proxy) appoint an individual (a representative) to act as your representative at the Meeting. Your representative must be appointed by a resolution of your directors or other governing body. Your representative may exercise on your behalf all of the powers that you could exercise if you were an individual shareholder of the Company.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to the Marketplace Rules of Nasdaq Stock Market, which permit companies to make available their annual reports to shareholders on or through the Company’s website, the Company posts its annual reports on the Company’s website. The annual report for the fiscal year ended December 31, 2025 on Form 20-F (the “2025 Annual Report”) has been filed with the U.S. Securities and Exchange Commission (the “SEC”). The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of the Company’s 2025 Annual Report to shareholders by visiting the Company’s website at https://ir.sckbkj.com. If you want to receive a paper or email copy of the Company’s 2025 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations of the Company, available at https://ir.sckbkj.com.

PROPOSAL NO. 1

DIRECTOR RE-ELECTION

The Board of Directors currently consists of five members.  All five current directors named below (the “Director Nominees”) will seek re-election at the Meeting.

Each director to be re-elected will hold office until the next annual general meeting of shareholders or until his/her appointment is otherwise terminated in accordance with the amended and restated articles of the Company currently in effect.

The re-election of each of the five current directors will be proposed as separate ordinary resolutions of the Company.

Director Nominees

The Director Nominees recommended by the Board are as follows:

Name	Age	Position(s)
Yuan Li	35	Co-Chief Executive Officer, Director, and Chairman of the Board of Directors
Xiaohui Li	38	Co-Chief Executive Officer, Director
Shuang Qiu	35	Independent Director
Yi Chen	32	Independent Director
Shang Wu	33	Independent Director

Information Regarding the Company’s Directors and Nominees

Mr. Yuan Li has served as our Chairman of the Board of Directors and Chief Executive Officer since June 2023, and as our director since February 2023. As the founder of Sichuan Kebiao Technology Co., Ltd., one of our PRC subsidiaries, Mr. Li has served as the chief executive officer of the company since its incorporation in April 2020, responsible for the management of day-to-day operations and high-level strategizing and business planning. Mr. Li has over 10 years of experience in business management. From November 2017 to March 2019, Mr. Li served as a general manager at Charming Education, an adult education company that specialized in self-study exams, adult higher education, and the Open University of China. From July 2014 to September 2017, Mr. Li served as a general manager at Sichuan Gengu Education Investment Co., Ltd., responsible for the company’s daily operations, formulating long-term strategic plans, and setting operational goals for its continued growth. Mr. Li received his associate degree in Chinese Language and Literature from Sichuan Normal University in 2017.

Mr. Xiaohui Li has served as our Co-Chief Executive Officer and Director since January 2025. Mr. Xiaohui Li is an experienced executive in the securities and capital management sectors. Since October 2024, Mr. Xiaohui Li has served as the co-chief executive officer of Zhiyi Eastern Securities Co., Ltd., where he contributes to corporate strategic planning, supports partners in daily securities operations, and oversees the investment and post-investment management for major projects. Since April 2014, Mr. Xiaohui Li has served as the chief executive officer of Shenzhen Hongying Capital Management Co., Ltd., where he was responsible for establishing corporate governance frameworks, managing fund operations and risks, and assisting partners with project investment and post-investment activities. Mr. Xiaohui Li received his bachelor’s degree in Marketing Management from Quanzhou Vocational and Technical University in 2009 and completed an executive development program in capital management at Peking University in 2016.

Mr. Shuang Qiu has served as our independent director since May 2024. Mr. Qiu has extensive experience in investment and management. Since June 2017, Mr. Qiu has served as a general manager at Huachuang Acceleration Technology Chengdu LLC, responsible for overseeing the company’s overall operations, including setting and implementing strategies plans, supervising staff, and maintaining relationships with customers. From March 2016 to June 2017, Mr. Qiu served as a vice president at Kenya East Africa Tongsheng Investment Co., Ltd., responsible for the company’s business development. Mr. Qiu has also served as a director of Sichuan Xinsanhao Education Technology LLC since December 2019. He received his bachelor’s degree in Economics and East Asian Studies from University of California, Davis in 2014, and his master’s degree in Technology, Innovation, and Entrepreneurship from Tel-Aviv University in 2018. Mr. Qiu is well qualified to serve as our independent director due to his expertise in corporate governance and insights into the education industry.

Dr. Yi Chen has served as our independent director since March 2026. Dr. Chen has worked as a postdoctoral researcher specializing in teaching and scientific research at Chengdu University of Technology since November 2024. Prior to that, she worked as a postdoctoral researcher specializing in scientific research at Southwestern University of Finance and Economics from September 2022 to October 2024. Dr. Chen received a bachelor’s degree in Polymer Science and Engineering from Sichuan University in 2015, a master’s degree in Chemical and Biomolecular Engineering from Hong Kong University of Science and Technology in 2018, and a Ph.D. degree in Business Administration from Sichuan University in 2022 .

Mr. Shang Wu has served as our independent director since February 2025. Mr. Wu has extensive experience in cultural education, business activities, and corporate management. Since 2018, Mr. Wu has served as the executive director of the Italian I.C.E. International Exchange Promotion Association, where he leads strategic initiatives to enhance industrial cooperation between China and Italy. Since 2020, Mr. Wu has also served as the General Manager at Chengdu Muyan Cultural Development Co., Ltd., overseeing the company’s overall operations and leading commercial transformation projects focused on urban renewal and art-related business developments. Mr. Wu received his bachelor’s degree in Decoration Arts from the Florence Academy of Fine Arts in 2016 and a master’s degree in Art History from the University of Florence in 2019.

RESOLUTIONS TO BE VOTED UPON

The resolutions to be proposed shall be as follows:

RESOLVED, BY ORDINARY RESOLUTION that Yuan Li be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

RESOLVED, BY ORDINARY RESOLUTION that Xiaohui Li be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

RESOLVED, BY ORDINARY RESOLUTION that Shuang Qiu be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

RESOLVED, BY ORDINARY RESOLUTION that Yi Chen be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

RESOLVED, BY ORDINARY RESOLUTION that Shang Wu be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

VOTE REQUIRED FOR APPROVAL

Each ordinary resolution will be approved if a simple majority of the total votes properly cast in person or by proxy at the Meeting by the holders of ordinary shares of the Company entitled to vote at the Meeting vote “FOR” the resolution. Abstentions and broker non-votes will have no effect on the result of the vote.

Each Director Re-election will become effective upon the passing of the relevant ordinary resolution.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

EACH DIRECTOR RE-ELECTION.

PROPOSAL NO. 2

AUDITOR APPOINTMENT

The Company’s audit committee recommends, and the Board of Directors concurs, that Enrome LLP be re-appointed as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026 (the “Auditor Appointment”).

In the event that our shareholders fail to ratify the appointment, our audit committee will reconsider its selection. Even if the appointment is ratified, our audit committee in its discretion may recommend the appointment of a different independent auditing firm at any time during the year, if the audit committee believes that such a change would be in the best interests of the Company and its shareholders.

RESOLUTION TO BE VOTED UPON

The resolution to be proposed shall be as follows:

RESOLVED, BY ORDINARY RESOLUTION, that the re-appointment of Enrome LLP as the independent registered public accounting firm of the Company for the year ending December 31, 2026 be approved, ratified and confirmed.

VOTE REQUIRED FOR APPROVAL

The approval of Proposal No. 2 requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a simple majority of the total votes properly cast at the Meeting by shareholders who, being present and entitled to vote in person at the Meeting, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE AUDITOR APPOINTMENT.

PROPOSAL NO. 3

THE SHARE CONSOLIDATION, SUBJECT TO THE DETERMINATION OF THE CONSOLIDATION RATIO AND TIMING BY THE BOARD OF DIRECTORS

General

The Board of Directors believes that it is in the best interest of the Company and is hereby soliciting shareholder approval for a share consolidation of the Company’s authorized issued and unissued shares, at a ratio ranging from not less than 2:1 and not greater than 100:1 (the “Share Consolidation”), to be implemented on a date to be further determined by the Board of Directors. The consolidated shares will have the same rights and be subject to the same restrictions (save as to par value) as the existing Class A ordinary shares and Class B ordinary shares in the capital of the Company as set out in the Company’s articles of association.

The Share Consolidation must be passed by an ordinary resolution which requires the affirmative vote of a simple majority of the total votes duly cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representative, at the Meeting.

The Share Consolidation is subject to the approval of the Board of Directors, which may, in its sole discretion, determine the exact consolidation ratio and effective time, subject to the parameters approved by the shareholders at the Meeting. The purpose of the Share Consolidation is to ensure the Company’s compliance with Nasdaq Listing Rule 5550(a)(2), which relates to the minimum bid price per share of the Company’s Class A ordinary shares.

The Share Consolidation will be implemented simultaneously for all authorized, issued, and outstanding shares. The Share Consolidation will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below under the subheading “Fractional Shares”).

Purpose of the Share Consolidation

The Company’s Class A ordinary shares are currently listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “JDZG.” Among other requirements, the listing maintenance standards established by Nasdaq require the ordinary shares to have a minimum closing bid price of at least $1.00 per share. Pursuant to the Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”), if the closing bid price of a company’s shares is not equal to or greater than $1.00 for 30 consecutive business days, Nasdaq will send a deficiency notice to the Company. Furthermore, pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iv), if a company’s security is not equal to or greater than $1.00 for 30 consecutive business days and it has effected a reverse stock split over the prior one-year period; or has effected one or more reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more to one, then the company shall not be eligible for any compliance period and Nasdaq shall delist the company’s security. While the Company is currently in compliance with the Minimum Bid Price Rule, the closing bid price of its Class A ordinary shares has been below $2.00 since March 24, 2026. As the Company effected a reverse share split on March 23, 2026, if the closing bid price of the Company’s Class A ordinary shares falls below $1.00 for 30 consecutive business days before March 22, 2027, Nasdaq may delist its Class A ordinary shares in accordance with Nasdaq Listing Rule 5810(c)(3)(A)(iv).

Therefore, to ensure the Company’s compliance with the Minimum Bid Price Rule, the Board of Directors determined that it was in the best interests of the Company to solicit the approval of the shareholders for the Share Consolidation.

In the event the Company’s Class A ordinary shares were to be no longer eligible for continued listing on Nasdaq, the Company could be forced to seek to be traded on the OTC Bulletin Board or in the “pink sheets.” These alternative markets are generally considered to be less efficient than, and not as broad as, Nasdaq, and therefore less desirable. Accordingly, the Board of Directors believes delisting of the Company’s Class A ordinary shares would likely have a negative impact on the liquidity and market price of the Company’s Class A ordinary shares and may increase the spread between the “bid” and “ask” prices quoted by market makers.

The Board of Directors has considered the potential harm to the Company of a delisting from Nasdaq and believes that delisting could, among other things, adversely affect (i) the trading price of the Class A ordinary shares and (ii) the liquidity and marketability of the Class A ordinary shares. This could reduce the ability of holders of the Class A ordinary shares to purchase or sell the Class A ordinary shares as quickly and as inexpensively as they have done historically.

Delisting could also adversely affect the Company’s relationships with customers, who may perceive the Company’s business less favorably, which would have a detrimental effect on the Company’s relationships with these entities.

Furthermore, if the Company’s Class A ordinary shares were to be no longer listed on Nasdaq, it may reduce the Company’s access to capital and cause the Company to have less flexibility in responding to its capital requirements. Certain institutional investors may also be less interested or prohibited from investing in the Class A ordinary shares, which may cause the market price of the Class A ordinary shares to decline.

Registration and Trading of the Company’s Class A ordinary shares

The Share Consolidation will not affect the registration of the Company’s Class A ordinary shares or the Company’s obligation to publicly file financial and other information with the SEC. When the Share Consolidation is implemented, the Company’s Class A ordinary shares will begin trading on a post-consolidation basis on the effective date that the Company announces by press release. In connection with the Share Consolidation, the CUSIP number of the Company’s Class A ordinary shares (which is an identifier used by participants in the securities industry to identify the Company’s Class A ordinary shares) will change.

Fractional Shares

No fractional shares will be issued in connection with the Share Consolidation. Instead, record holders who otherwise would be entitled to receive fractional shares because they hold a number of shares not evenly divisible by the Share Consolidation ratio will automatically be entitled to receive an additional fraction of one share of the relevant class to round up to the next whole share. For those beneficial holders who hold shares through a brokerage firm, the Company intends to round up fractional shares at the participant level. Cash will not be paid for fractional shares.

Authorized Shares

At the time the Share Consolidation is effective, the Company’s authorized shares will be consolidated at the same ratio.

Street Name Holders of ordinary shares

The Company intends for the Share Consolidation to treat shareholders holding the Class A ordinary shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Nominees will be instructed to effect the Share Consolidation for their beneficial holders. However, nominees may have different procedures. Accordingly, shareholders holding Class A ordinary shares in street name should contact their nominees.

Share Certificates

Mandatory surrender of certificates is not required by the Company’s shareholders. The Company’s transfer agent will adjust the record books of the Company to reflect the Share Consolidation as of the effective date. New certificates will not be mailed to shareholders.

RESOLUTION TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

RESOLVED, BY ORDINARY RESOLUTION, that:

(a)	conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine:

i. all issued and unissued Class A ordinary shares of a par value of US$0.0025 each in the Company's share capital (the “Class A Ordinary Shares”), issued and unissued Class B ordinary shares of a par value of US$0.0025 each in the Company's share capital (the “Class B Ordinary Shares”), and issued and unissued preference shares of a par value of US$0.0025 each in the Company's share capital (the “Preference Shares,” and together with the Class A Ordinary Shares and Class B Ordinary Shares, the “Shares”) to be consolidated on the date to be further determined by the Board and at a ratio of not less than 1-for-2 and not more than 1-for-100, with the specific ratio to be fixed within this range by the Board in its sole discretion without further shareholder approval (the “Consolidation Ratio”), whereby every 2-100 Shares (depending on the Consolidation Ratio determined by the Board) of each issued and unissued (i) Class A Ordinary Share, (ii) Class B Ordinary Share, and (iii) Preference Share shall be consolidated into (i) one Class A ordinary share of a par value of US$0.005 to US$0.25 (depending on the Consolidation Ratio determined by the Board), (ii) one Class B ordinary share of a par value of US$0.005 to US$0.25 (depending on the Consolidation Ratio determined by the Board), and (iii) one preference share of a par value of US$0.005 to US$0.25 (depending on the Consolidation Ratio determined by the Board), respectively (each, a “Consolidated Share”); and each such Consolidated Share shall rank pari passu in all respects with each other and have the rights and privileges and be subject to the restrictions as contained in the second amended and restated memorandum and articles of association of the Company currently in effect (the “Share Consolidation”), so that immediately following the effectiveness of the Share Consolidation, the authorised share capital of the Company shall be changed:

a.	FROM US$50,000 divided into 20,000,000 ordinary shares of a par value of US$0.0025 each consisting of (a) 15,800,000 Class A Ordinary Shares, (b) 3,000,000 Class B Ordinary Shares, and (c) 1,200,000 Preference Shares;

b.	TO US$50,000 divided into a range of between 200,000 to 10,000,000 ordinary shares of a par value of US$0.25 to US$0.005 each (depending on the Consolidation Ratio determined by the Board), respectively, consisting of (a) 158,000 to 7,900,000 Class A ordinary shares of a par value of US$0.25 to US$0.005 each, (b) 30,000 to 1,500,000 Class B ordinary shares of a par value of US$0.025 to US$0.005 each, and (c) 12,000 to 600,000 preference shares of a par value of US$0.25 to US$0.005 each;

ii. no fractional Shares be issued in connection with any Share Consolidation and, in the event that a Shareholder would otherwise be entitled to receive a fractional Share upon a Share Consolidation, and the total number of Shares to be received by such Shareholder be rounded up to the next whole Share; and

(b)	any one director or officer of the Company be and is hereby authorized for and on behalf of the Company to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Share Consolidation(s), if and when deemed advisable by the Board, in its sole discretion.

VOTE REQUIRED FOR APPROVAL

The approval of Proposal No. 3 requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a simple majority of the total votes properly cast at the Meeting by shareholders who, being present and entitled to vote in person at the Meeting, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Meeting.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE SHARE CONSOLIDATION, SUBJECT TO THE DETERMINATION OF THE CONSOLIDATION RATIO AND TIMING BY THE BOARD OF DIRECTORS.

PROPOSAL NO. 4

THE CHANGE OF AUTHORIZED SHARE CAPITAL

The Board of Directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to effect change in the Company’s authorized share capital, so that immediately following such changes, the authorised share capital of the Company shall be changed:

FROM US$50,000 divided into a range of between 200,000 to 10,000,000 ordinary shares of a par value of US$0.25 to US$0.005 each (depending on the Consolidation Ratio determined by the Board), respectively, consisting of (a) 158,000 to 7,900,000 Class A ordinary shares of a par value of US$0.25 to US$0.005 each, (b) 30,000 to 1,500,000 Class B ordinary shares of a par value of US$0.25 to US$0.005 each, and (c) 12,000 to 600,000 preference shares of a par value of US$0.25 to US$0.005 each;

TO US$50,000 divided into 2,000,000,000 ordinary shares of a par value of US$0.000025 each, consisting of (a) 1,988,800,000 Class A ordinary shares of a par value of US$0.000025 each, (b) 10,000,000 Class B ordinary shares of a par value of US$0.000025 each, and (c) 1,200,000 preference shares of a par value of US$0.000025 each.

The changes in the Company’s authorized share capital must be passed by a special resolution which requires the affirmative vote of a majority of at least two-thirds of the total votes duly cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representative, at the Meeting.

The Board of Directors has reviewed the Company’s share capital structure and believes that the proposed change to the authorized share capital is in the best interests of the Company and its shareholders. Adjusting the par value and increasing the number of authorized shares will provide the Company with greater flexibility to support future corporate actions, including potential equity financings, strategic transactions, and employee incentive plans, without the need for repeated shareholder approvals. The Board of Directors believes that this flexibility will better position the Company to respond to market opportunities in a timely and efficient manner.

RESOLUTION TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

RESOLVED, BY SPECIAL RESOLUTION, that:

(a)	following the effectiveness of the Share Consolidation, the authorised share capital of the Company be increased from US$50,000 divided into a range of between 200,000 to 10,000,000 ordinary shares of a par value of US$0.25 to US$0.005 each (depending on the Consolidation Ratio determined by the Board), respectively, consisting of (a) 158,000 to 7,900,000 Class A ordinary shares of a par value of US$0.25 to US$0.005 each, (b) 30,000 to 1,500,000 Class B ordinary shares of a par value of US$0.25 to US$0.005 each, and (c) 12,000 to 600,000 preference shares of a par value of US$0.25 to US$0.005 each to an aggregate of (i) US$50,000 divided into a range of between 200,000 to 10,000,000 ordinary shares of a par value of US$0.25 to US$0.005 each (depending on the Consolidation Ratio determined by the Directors), respectively, consisting of (a) 158,000 to 7,900,000 Class A ordinary shares of a par value of US$0.25 to US$0.005 each, (b) 30,000 to 1,500,000 Class B ordinary shares of a par value of US$0.25 to US$0.005 each, and (c) 12,000 to 600,000 preference shares of a par value of US$0.25 to US$0.005 each; and (ii) US$50,000 divided into 2,000,000,000 ordinary shares of a par value of US$0.000025 each, consisting of (a) 1,988,800,000 Class A ordinary shares of a par value of US$0.000025 each, (b) 10,000,000 Class B ordinary shares of a par value of US$0.000025 each, and (c) 1,200,000 preference shares of a par value of US$0.000025 each (the "Increase in Authorised Share Capital");

(b)	immediately following the Increase in Authorised Share Capital, and depending on the Consolidation Ratio determined by the Board, there shall be (a) an aggregate of 13,728 to 686,357 Class A ordinary shares of a par value of US$0.000025 each issued to all the existing holders of the Class A Ordinary Shares and each holder will be issued such shares pro-rata to the existing shareholding ratio of the Company; and (b) an aggregate of approximately 29,421 to 1,471,042 Class B ordinary shares of a par value of US$0.000025 each issued to JD LIYUAN LIMITED (the "Issuance of Shares");

(c)	immediately following the Issuance of Shares, 13,728 to 686,357 issued Class A ordinary shares of a par value of US$0.50 each (depending on the Consolidation Ratio determined by the Board), and 29,421 to 1,471,042 issued Class B ordinary shares of a par value of US$0.50 each (depending on the Consolidation Ratio determined by the Board) (the "Issued Shares") in the Company currently held by all the shareholders of the Company be repurchased by the Company out of the proceeds received from the Issuance of Shares, and the Issued Shares be cancelled simultaneously upon the repurchase (the "Repurchase of Shares");

(d)	immediately following the Repurchase of Shares, the authorised but unissued share capital of the Company be reduced by the cancellation of 200,000 to 10,000,000 ordinary shares of a par value of US$0.25 to US$0.005 each (depending on the Consolidation Ratio determined by the Board) consisting of (a) 158,000 to 7,900,000 Class A ordinary shares of a par value of US$0.25 to US$0.005 each, (b) 30,000 to 1,500,000 Class B ordinary shares of a par value of US$0.25 to US$0.005 each, and (c) 12,000 to 600,000 preference shares of a par value of US$0.25 to US$0.005 each (the "Cancellation of Shares");

(e)	immediately following the Cancellation of Shares, the authorised share capital of the Company be US$50,000 divided into 2,000,000,000 shares of a par value of US$0.000025 each, consisting of (a) 1,988,800,000 Class A ordinary shares of a par value of US$0.000025 each, (b) 10,000,000 Class B ordinary shares of a par value of US$0.000025 each, and (c) 1,200,000 preference shares of a par value of US$0.000025 each

(the “Change of Authorized Share Capital”).

VOTE REQUIRED FOR APPROVAL

The approval of Proposal No. 4 requires a special resolution under Cayman Islands law, being the affirmative vote of a majority of at least two-thirds of the total votes properly cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representative, at the Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Meeting.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE CHANGE OF AUTHORIZED SHARE CAPITAL

PROPOSAL NO. 5

ADOPTION OF THE THIRD M&A

Article 157 of the existing amended and restated memorandum and articles of association of the Company adopted by special resolution passed on 23 May 2025 currently in effect (the “Current Articles”) requires that a special resolution of the shareholders of the Company is required to alter or amend the Current Articles of the Company in whole or in part, subject to the Companies Act (as amended) of the Cayman Islands.

The Board of Directors have directed that there be submitted to the shareholders of the Company for approval, by special resolution, the amendment and restatement of the memorandum and articles of association of the Company by the deletion of the existing amended and restated memorandum and articles of association in their entirety and the substitution in their place of the third amended and restated memorandum of association in the form set forth in Appendix A to this notice (the “Third M&A”).

RESOLUTION TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

RESOLVED, BY SPECIAL RESOLUTION, that, subject to and immediately following the Share Consolidation and the Change of Authorized Share Capital being effected:

(a)	the existing amended and restated memorandum and articles of association of the Company adopted by special resolution passed on 23 May 2025 currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association (the "Third M&A"), pursuant to which the voting power of each Class B ordinary share shall be changed from fifty (50) votes for each Class B ordinary share of par value of US$0.000025 each to ninety (90) votes for each Class B ordinary share of par value of US$0.000025 each (“Adoption of the Third M&A”); and; and

(b)	all or any of the rights attached to any Class A ordinary shares and Class B ordinary shares be varied and modified as a result of the Adoption of the Third M&A.

VOTE REQUIRED FOR APPROVAL

The approval of Proposal No. 5 requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the total votes properly cast at the Meeting by the shareholders present in person or represented by proxy and entitled to vote on the proposal.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Meeting.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE ADOPTION OF THE THIRD M&A

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

April 21, 2026	/s/ Yuan Li
Yuan Li
Chairman of the Board of Directors

Appendix A

Third Amended and Restated Memorandum and Articles of Association

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

THIRD AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION

OF

JIADE LIMITED

(Adopted by a Special Resolution passed on 4 May 2026 and effective on [ ] 2026)

1.	The name of the Company is JIADE LIMITED.

2.	The Registered Office of the Company will be situated at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other location within the Cayman Islands as the Directors may from time to time determine.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

4.	The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by the Companies Act.

5.	The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.	The liability of each Shareholder is limited to the amount, if any, unpaid on the Shares held by such Shareholder.

7.	The authorized share capital of the Company is US$50,000 divided into 2,000,000,000 shares of a par value of US$0.000025 each consisting of (a) 1,988,800,000 Class A ordinary shares of a par value of US$0.000025 each (b) 10,000,000 Class B ordinary shares of a par value of US$0.000025 each and (c) 1,200,000 preference shares of a par value of US$0.000025 each. Subject to the Companies Act and the Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorized share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8.	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

9.	Capitalized terms that are not defined in this Memorandum of Association bear the same meanings as those given in the Articles of Association of the Company.

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

THIRD AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

JIADE LIMITED

(Adopted by a Special Resolution passed on 4 May 2026 and effective on [ ] 2026)

TABLE A

The regulations contained or incorporated in Table ‘A’ in the First Schedule of the Companies Act shall not apply to the Company and the following Articles shall comprise the Articles of Association of the Company.

INTERPRETATION

1.	In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“Affiliate”	shall have the meaning given to it in Rule 405 of the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“Articles”	means these articles of association of the Company, as amended or substituted from time to time;

“Board” and “Board of Directors” and “Directors”	means the directors of the Company for the time being, or as the case may be, the directors assembled as a board or as a committee thereof;

“Chairman”	means the chairman of the Board of Directors;

“Class A Ordinary Share”	means an Ordinary Share of a par value of US$0.000025 each in the capital of the Company, designated as a Class A Ordinary Share and having the rights, benefits and privileges provided for in these Articles;

"Class B Ordinary Share"	means an Ordinary Share of a par value of US$0.000025 each in the capital of the Company, designated as a Class B Ordinary Share and having the rights, benefits and privileges provided for in these Articles

“Commission”	means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;

“Company”	means JIADE LIMITED, a Cayman Islands exempted company;

“Companies Act”	means the Companies Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;

“Company’s Website”	means the main corporate/investor relations website of the Company, the address or domain name of which has been disclosed in any registration statement filed by the Company in connection or which has otherwise been notified to Shareholders;

“Designated Stock Exchange”	means the stock exchange in the United States on which any Shares are listed for trading;

“Designated Stock Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares on the Designated Stock Exchange;

“electronic”	has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“electronic communication”	means electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board;

“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;

“electronic record”	has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“Memorandum of Association”	means the memorandum of association of the Company, as amended or substituted from time to time by Special Resolution of the Company;

“Ordinary Resolution”	means a resolution:

	(a)	passed by a simple majority of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of the Company held in accordance with these Articles; or

	(b)	approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

“Ordinary Share”	means a Class A Ordinary Share or a Class B Ordinary Share;

“paid up”	means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up;

“Person”	means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires;

“Register”	means the register of Members of the Company maintained in accordance with the Companies Act;

“Registered Office”	means the registered office of the Company as required by the Companies Act;

“Seal”	means the common seal of the Company (if adopted) including any facsimile thereof;

“Secretary”	means any Person appointed by the Directors to perform any of the duties of the secretary of the Company;

“Securities Act”	means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

“Share”	means a share in the share capital of the Company. All references to “Shares” herein shall be deemed to be Shares of any or all classes as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include a fraction of a Share;

“Shareholder” or “Member”	means a Person who is registered as the holder of one or more Shares in the Register;

“Share Premium Account”	means the share premium account established in accordance with these Articles and the Companies Act;

“signed”	means bearing a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a person with the intent to sign the electronic communication;

“Special Resolution”	means a special resolution of the Company passed in accordance with the Companies Act, being a resolution:

	(a)	passed by a majority of at least two-thirds of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given; or

	(b)	approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Companies Act; and

“United States”	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction.

2.	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(c)	the word "may" shall be construed as permissive and the word "shall" shall be construed as imperative;

(d)	reference to a dollar or dollars (or US$) and to a cent or cents is reference to dollars and cents of the United States of America;

(e)	reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(f)	reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case;

(g)	reference to "in writing" shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing including in the form of an electronic record or partly one and partly another;

(h)	any requirements as to delivery under the Articles include delivery in the form of an electronic record or an electronic communication;

(i)	any requirements as to execution or signature under the Articles, including the execution of the Articles themselves, can be satisfied in the form of an electronic signature as defined in the Electronic Transaction Act; and

(j)	Sections 8 and 19(3) of the Electronic Transactions Act shall not apply.

3.	Subject to the last two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.	The business of the Company may be conducted as the Directors see fit.

5.	The Registered Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

6.	The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortized over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

7.	The Directors shall keep, or cause to be kept, the Register at such place or (subject to compliance with the Companies Act and these Articles) places as the Directors may from time to time determine and, in the absence of any such determination, the Register shall be kept at the Registered Office.

SHARES

8.	Subject to these Articles, all Shares for the time being unissued shall be under the control of the Directors who may, in their absolute discretion and without the approval of the Members, cause the Company to:

(a)	issue, allot and dispose of Shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form) to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine;

(b)	grant rights over Shares or other securities to be issued in one or more classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such Shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding Shares, at such times and on such other terms as they think proper; and

(c)	grant options with respect to Shares and issue warrants, convertible securities or similar instruments with respect thereto;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued.

9.	The Directors may authorize the division of Shares into any number of classes and the different classes shall be authorized, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different classes (if any) may be fixed and determined by the Directors or by a Special Resolution. The Directors may issue from time to time, out of the authorised share capital of the Company, Shares with such preferred or other rights, all or any of which may be greater than the rights of Ordinary Shares, at such time and on such terms as they may think appropriate. Notwithstanding Article 18, the Directors may issue from time to time, out of the authorized share capital of the Company (other than the authorized but unissued Ordinary Shares), series of preferred shares in their absolute discretion and without approval of the Members; provided, however, before any preferred shares of any such series are issued, the Directors shall by resolution of Directors determine, with respect to any series of preferred shares, the terms and rights of that series, including:

(a)	the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

(b)	whether the preferred shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c)	the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of any other class or any other series of shares;

(d)	whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e)	whether the preferred shares of such series shall have any rights to receive any part of the assets available for distribution amongst the Members upon the liquidation of the Company, and, if so, the terms of such liquidation preference, and the relation which such liquidation preference shall bear to the entitlements of the holders of shares of any other class or any other series of shares;

(f)	whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g)	whether the preferred shares of such series shall be convertible into, or exchangeable for, shares of any other class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h)	the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing shares or shares of any other class of shares or any other series of preferred shares;

(i)	the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other class of shares or any other series of preferred shares; and

(j)	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued. The Company is not obliged to issue, allot or dispose of Shares if it is, in the opinion of the Directors, unlawful or impracticable. The Company shall not issue Shares to bearer.

Except as otherwise expressly provided in the resolution or resolutions providing for the establishment of any Class or series of preferred shares, no vote of the holders of preferred shares or Ordinary Shares shall be a prerequisite to the issuance of any Shares of any Class or series of the preferred Shares authorized by and complying with the conditions of the Memorandum and these Articles.

10.	The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgment of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

11.	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

CLASS A ORDINARY SHARES AND CLASS B ORDINARY SHARES

12.	Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as a single class on all resolutions submitted to a vote by the Shareholders. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to ninety (90) votes on all matters subject to vote at general meetings of the Company.

13.	Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares.

14.	Upon any sale, transfer, assignment or disposition of any Class B Ordinary Share by a holder thereof to any person or entity who is not an Affiliate of the holder thereof, or upon a change of ultimate beneficial ownership of the holder of any Class B Ordinary Share to any person or entity who is not an Affiliate of the holder thereof, such Class B Ordinary Shares shall be automatically and immediately converted into the same number of Class A Ordinary Shares. For the avoidance of doubt, (a) a sale, transfer, assignment or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in its Register; and (b) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any Class B Ordinary Shares to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding legal title to the relevant Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares. For purpose of this Article 14, beneficial ownership shall have the meaning set forth in Rule 13d-3 under the United States Securities Exchange Act of 1934, as amended.

15.	Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to these Articles shall be effected by means of the re-designation and re-classification of each relevant Class B Ordinary Share as a Class A Ordinary Share. Such conversion shall become effective forthwith upon entries being made in the Register to record the re-designation and re-classification of the relevant Class B Ordinary Shares as Class A Ordinary Shares.

16.	Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

17.	Save and except for voting rights and conversion rights as set out in Articles 12 to 16 (inclusive), the Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

MODIFICATION OF RIGHTS

18.	Whenever the capital of the Company is divided into different classes or series, the rights attached to any such class or series (unless otherwise provided by the terms of issue of the Shares of that class or series), whether or not the Company is being wound-up, maybe varied with the consent in writing of all of the holders of not less than two-thirds of the issued Shares of that class or series or with the sanction of a majority of not less than two-thirds of the holders of the issued Shares of that Class present in person or by proxy at a separate meeting of the holders of the Shares of that class or series. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons holding or representing by proxy at least one-third in nominal or par value amount of the issued Shares of the relevant class (provided that if at any adjourned meeting of such holders a quorum as above defined is not present, those Shareholders who are present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that class, every Shareholder of that class shall on a poll have one vote for each Share of that class held by him. For the purposes of this Article the Directors may treat all the classes or series or any two or more classes or series as forming one Class if they consider that all such classes or series would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes.

19.	The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu with or subsequent to such existing class of Shares of that Class or the redemption or purchase of any Shares of any Class by the Company. The rights of the holders of Shares shall not be deemed to be varied by the creation or issue of Shares with preferred or other rights including, without limitation, the creation of Shares with enhanced or weighted voting rights.

CERTIFICATES

20.	Every Person whose name is entered as a Member in the Register may, without payment and upon its written request, request a certificate within two calendar months after allotment or lodgment of transfer (or within such other period as the conditions of issue shall provide) in the form determined by the Directors. All certificates shall specify the Share or Shares held by that Person, provided that in respect of a Share or Shares held jointly by several persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a Share to one of several joint holders shall be sufficient delivery to all. All certificates for Shares shall be delivered personally or sent through the post addressed to the Member entitled thereto at the Member's registered address as appearing in the Register.

21.	Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.

22.	Any two or more certificates representing Shares of any one class held by any Member may at the Member's request be cancelled and a single new certificate for such Shares issued in lieu on payment (if the Directors shall so require) of one dollar (US$1.00) or such smaller sum as the Directors shall determine.

23.	If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Member upon request, subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

24.	In the event that Shares are held jointly by several persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

FRACTIONAL SHARES

25.	The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

LIEN

26.	The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share registered in the name of a Person indebted or under liability to the Company (whether he is the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by him or his estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company's lien on a Share extends to any amount payable in respect of it, including but not limited to dividends.

27.	The Company may sell, in such manner as the Directors in their absolute discretion think fit, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen calendar days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of his death or bankruptcy.

28.	For giving effect to any such sale the Directors may authorize a Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

29.	The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES

30.	Subject to the terms of the allotment, the Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen clear days' notice specifying when and where payment is to be made) pay to the Company the amount called on such Shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorizing such call was passed.

31.	The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

32.	If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of ten percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at their discretion to waive payment of that interest wholly or in part.

33.	The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

34.	The Directors may make arrangements with respect to the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

35.	The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, ten percent per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors. No such sum paid in advance of calls shall entitle the Member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

FORFEITURE OF SHARES

36.	If a Shareholder fails to pay any call or instalment of a call in respect of any Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

37.	The notice shall name a further day (not earlier than the expiration of fourteen calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed, the Shares in respect of which the call was made will be liable to be forfeited.

38.	If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

39.	A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

40.	A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

41.	A certificate in writing under the hand of a Director of the Company that a Share has been duly forfeited on a date stated in the certificate shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

42.	The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favor of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

43.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES

44.	Subject to these Articles and any other transfer or conversion restrictions pursuant to arrangements entered into by the Company with any depositary bank or other parties, any Shareholder may transfer all or any of his Shares (including securities representing his Shares) by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Board or, if the transferor or transferee is a clearing house or a central depository house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time.

45.	The instrument of transfer of any Share shall be in writing and in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.

46.	(a)	The Directors may in their absolute discretion decline to register any transfer of Shares which is not fully paid up or on which the Company has a lien.

(b)	The Directors may also decline to register any transfer of any Share unless:

(i)	the instrument of transfer is lodged with the Company, accompanied by the certificate for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(ii)	the instrument of transfer is in respect of only one class of Shares;

(iii)	the instrument of transfer is properly stamped, if required;

(iv)	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four; and

(v)	a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board of Directors may from time to time require, is paid to the Company in respect thereof.

47.	The registration of transfers may, on fourteen calendar days' notice given by advertisement in such one or more newspapers or by electronic means, be suspended and the Register closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register closed for more than thirty calendar days in any calendar year.

48.	All instruments of transfer that are registered shall be retained by the Company. If the Directors refuse to register a transfer of any Shares, they shall within two calendar months after the date on which the instrument of transfer was lodged with the Company send notice of the refusal to each of the transferor and the transferee.

TRANSMISSION OF SHARES

49.	The legal personal representative of a deceased sole holder of a Share shall be the only Person recognized by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only Person recognized by the Company as having any title to the Share.

50.	Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall, upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

51.	A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Shareholder, except that he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided however, that the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the Share, and if the notice is not complied with within ninety calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

REGISTRATION OF EMPOWERING INSTRUMENTS

52.	The Company shall be entitled to charge a fee not exceeding one dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

ALTERATION OF SHARE CAPITAL

53.	The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such classes and amount, as the resolution shall prescribe.

54.	Subject to the Companies Act and these Articles, the Company may by Ordinary Resolution:

(a)	increase its share capital by new Shares of such amount as it thinks expedient;

(b)	consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(c)	convert all or any of our paid-up shares into stock, and reconvert that stock into paid up shares of any denomination;

(d)	subdivide its Shares, or any of them, into Shares of an amount smaller than that fixed by the Memorandum, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(e)	cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into our capital is divided.

55.	Unless the Board in its sole discretion determines otherwise, all new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital. The Board may settle as they consider expedient any difficulty which arises in relation to any consolidation and division under the preceding Article and in particular but without prejudice to the generality of the foregoing may issue certificates in respect of fractions of shares or arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the Members who would have been entitled to the fractions, and for this purpose the Board may authorize some person to transfer the shares representing fractions to their purchaser or resolve that such net proceeds be paid to the Company for the Company’s benefit. Such purchaser will not be bound to see to the application of the purchase money nor will his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

56.	The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorized by the Companies Act.

REDEMPTION, PURCHASE AND SURRENDER OF SHARES

57.	Subject to the provisions of the Companies Act and these Articles, the Company may:

(a)	issue Shares that are to be redeemed or are liable to be redeemed at the option of the Shareholder or the Company. The redemption of Shares shall be effected in such manner and upon such terms as may be determined, before the issue of such Shares by either the Board or by the Shareholders by Special Resolution;

(b)	purchase its own Shares (including any redeemable Shares) in such manner and upon such terms as have been approved by the Board or by the Shareholders by Special Resolution, or are otherwise authorized by these Articles; and

(c)	make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Companies Act, including out of capital.

58.	The redemption, purchase or surrender of any Share shall not be deemed to give rise to the redemption, purchase or surrender of any other Share other than as may be required pursuant to applicable laws and any other contractual obligations of the Company.

59.	The holder of the Shares being purchased shall be bound to deliver up to the Company the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.

60.	The Directors may accept the surrender for no consideration of any fully paid Share.

TREASURY SHARES

61.	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

62.	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

63.	In the event that the Directors do not specify that the relevant Shares are to be held as Treasury Shares, such Shares shall be cancelled.

GENERAL MEETINGS

64.	All general meetings other than annual general meetings shall be called extraordinary general meetings.

65.	(a)	The Company may (but shall not be obliged to, unless as required by applicable law or Designated Stock Exchange Rules) in each calendar year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as may be determined by the Directors.

(b)	At these meetings the report of the Directors (if any) shall be presented.

66.	(a)	The Chairman or a majority of the Directors may call general meetings, and they shall on a Shareholders' requisition forthwith proceed to convene an extraordinary general meeting of the Company.

(b)	A Shareholders' requisition is a requisition of two or more Members holding at the date of deposit of the requisition Shares which carry in aggregate not less than ten percent of all votes attaching to all issued and outstanding Shares of the Company that as at the date of the deposit carry the right to vote at general meetings of the Company.

(c)	The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

(d)	If there are no Directors as at the date of the deposit of the Members' requisition, or if the Directors do not within twenty-one calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one calendar days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three calendar months after the expiration of the said twenty-one calendar days.

(e)	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

67.	At least five (5) calendar days' notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all the Shareholders (or their proxies) entitled to attend and vote thereat; and

(b)	in the case of an extraordinary general meeting, by two-thirds (2/3rd) of the Shareholders having a right to attend and vote at the meeting, present in person or by proxy or, in the case of a corporation or other non-natural person, by its duly authorized representative or proxy.

68.	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

69.	No business except for the appointment of a chairman for the meeting shall be transacted at any general meeting unless a quorum of Shareholders is present at the time when the meeting proceeds to business. One or more Shareholders who together hold Shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all issued and outstanding Shares that carry the right to vote at such general meeting, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, shall be a quorum for all purposes.

70.	If a quorum is not present within fifteen (15) minutes from the time appointed for the meeting to commence, it shall stand adjourned to the next business day at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within fifteen (15) minutes from the time appointed for the meeting to commence, the Members present shall be a quorum.

71.	If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, participation in any general meeting of the Company may be by means of a telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

72.	The Chairman, if any, of the Board of Directors shall preside as chairman at every general meeting of the Company.

73.	If there is no such Chairman of the Board of Directors, or if at any general meeting he is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman, any Director or Person nominated by the Directors shall preside as chairman of that meeting, failing which the Shareholders present in person or by proxy shall choose any Person present to be chairman of that meeting.

74.	The chairman may with the consent of any general meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for seven calendar days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

75.	The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason, upon notice in writing to Shareholders. A postponement may be for a stated period of any length or indefinitely as the Directors may determine. Notice of the business to be transacted at such postponed general meeting shall not be required. If a general meeting is postponed in accordance with this Article, the appointment of a proxy will be valid if it is received as required by the Articles not less than 48 hours before the time appointed for holding the postponed meeting.

76.	At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded. A poll may be demanded by the chairman of the meeting or by at least two Shareholders who together hold Shares which carry in aggregate not less than ten percent of the votes attaching to all issued and outstanding Shares that carry the right to vote at such general meeting, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Unless a poll is so demanded, a declaration by the chairman of the meeting that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

77.	If a poll is duly demanded it shall be taken in such manner as the chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

78.	All questions submitted to a meeting shall be decided by an Ordinary Resolution except where a greater majority is required by these Articles or by the Companies Act. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

79.	A poll demanded on the election of a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs.

VOTES OF SHAREHOLDERS

80.	Subject to any rights and restrictions for the time being attached to any Share, on a show of hands every Shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall, at a general meeting of the Company, each have one vote and on a poll every Shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall have one vote for each Class A Ordinary Share and ninety (90) votes for each Class B Ordinary Share of which he is the holder.

81.	In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

82.	Shares carrying the right to vote that are held by a Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may be voted, whether on a show of hands or on a poll, by his committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person may vote in respect of such Shares by proxy.

83.	No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by him in respect of Shares carrying the right to vote held by him have been paid.

84.	On a poll votes may be given either personally or by proxy.

85.	Each Shareholder, other than a recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)), may only appoint one proxy on a show of hand and on a poll, each such proxy is under no obligation to cast all his votes in the same way. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under Seal or under the hand of an officer or attorney duly authorized. A proxy need not be a Shareholder. On a poll a Shareholder entitled to more than one vote need not use all his votes or cast all his votes in the same way.

86.	An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

87.	The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

(a)	not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b)	in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c)	where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director;

provided that the Directors may in the notice convening the meeting, or in any instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited at such other time (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The chairman of the meeting may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

88.	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

89.	A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorized representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

90.	Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorize such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a class or of the Directors or of a committee of Directors, and the Person so authorized shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director.

DEPOSITARY AND CLEARING HOUSES

91.	If a recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorize such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any class of Shareholders provided that, if more than one Person is so authorized, the authorization shall specify the number and class of Shares in respect of which each such Person is so authorized. A Person so authorized pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member holding the number and class of Shares specified in such authorization, including the right to vote individually on a show of hands.

DIRECTORS

92.	(a)	Unless otherwise determined by the Company in general meeting, the minimum number of Directors shall be one (1) Directors, and there shall be no maximum number of Directors.

(b)	The Board of Directors shall have a Chairman elected and appointed by a majority of the Directors then in office. The period for which the Chairman will hold office will also be determined by a majority of all of the Directors then in office. The Chairman shall preside as chairman at every meeting of the Board of Directors, save and except that if the Chairman is not present at a meeting of the Board of Directors within fifteen minutes after the time appointed for holding the same, or if the Chairman is unable or unwilling to act as the chairman of a meeting of the Board of Directors, the attending Directors may choose one of their number to be the chairman of the meeting.

(c)	The Company may by Ordinary Resolution appoint any person to be a Director and the appointment of such Director shall firstly been approved by the Board of Directors or any committee of the Directors.

(d)	The Board may, by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, appoint any person as a Director, to fill a casual vacancy on the Board or as an addition to the existing Board.

(e)	A Director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated.

93.	A Director may be removed from office by Ordinary Resolution of the Company, notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement). A vacancy on the Board created by the removal of a Director under the previous sentence may be filled by Ordinary Resolution or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting. The notice of any meeting at which a resolution to remove a Director shall be proposed or voted upon must contain a statement of the intention to remove that Director and such notice must be served on that Director not less than ten (10) calendar days before the meeting. Such Director is entitled to attend the meeting and be heard on the motion for his removal.

94.	The Board may, from time to time, and except as required by applicable law or Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company and determine on various corporate governance related matters of the Company as the Board shall determine by resolution of Directors from time to time.

95.	A Director shall not be required to hold any Shares in the Company by way of qualification unless and until it is so fixed by Ordinary Resolution. A Director who is not a Member of the Company shall nevertheless be entitled to attend and speak at general meetings.

96.	Unless the remuneration of the Directors is determined by Ordinary Resolution, the remuneration of the Directors shall be determined by the Directors.

97.	The Directors shall be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

ALTERNATE DIRECTOR OR PROXY

98.	Any Director may in writing appoint another Person to be his alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be required to sign such written resolutions where they have been signed by the appointing director, and to act in such Director's place at any meeting of the Directors at which the appointing Director is unable to be present. Every such alternate shall be entitled to attend and vote at meetings of the Directors as a Director when the Director appointing him is not personally present and where he is a Director to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall be deemed for all purposes to be a Director of the Company and shall not be deemed to be the agent of the Director appointing him. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

99.	Any Director may appoint any Person, whether or not a Director, to be the proxy of that Director to attend and vote on his behalf, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the chairman of the meeting of the Directors at which such proxy is to be used, or first used, prior to the commencement of the meeting.

DISQUALIFICATION OF DIRECTORS

100.	The office of Director shall be vacated, if the Director:

(a)	becomes bankrupt or makes any arrangement or composition with his creditors;

(b)	dies or is found to be or becomes of unsound mind;

(c)	resigns his office by notice in writing to the Company;

(d)	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a Director;

(e)	is given notice by the majority of the other Directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director);

(f)	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise;

(g)	without consent of the Board, is absent from meetings of the Board for continuous period of six months;

(h)	is prohibited by any applicable law or Designated Stock Exchange Rules from being a Director; or

(i)	is removed from office pursuant to any other provision of these Articles.

POWERS AND DUTIES OF DIRECTORS

101.	Subject to the Companies Act, these Articles and to any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

102.	Subject to these Articles, the Directors may from time to time appoint any natural person or corporation, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, chief executive officer, one or more other executive officers, president, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any natural person or corporation so appointed by the Directors may be removed by the Directors. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases for any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

103.	The Directors may appoint any natural person or corporation to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors.

104.	The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

105.	The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorized signatory (any such person being an "Attorney" or "Authorized Signatory", respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorized Signatory as the Directors may think fit, and may also authorize any such Attorney or Authorized Signatory to delegate all or any of the powers, authorities and discretion vested in him.

106.	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

107.	The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any natural person or corporation to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such natural person or corporation.

108.	The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorize the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any natural person or corporation so appointed and may revoke or vary any such delegation, but no Person dealing in good faith and without notice of any such revocation or variation shall be affected thereby.

109.	Any such delegates as aforesaid may be authorized by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

BORROWING POWERS OF DIRECTORS

110.	The Directors may from time to time at their discretion exercise all the powers of the Company to borrow money, to mortgage or charge all or any part of its undertaking, property and assets (present and future) and uncalled capital, and to issue debentures, bonds and other securities, whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

THE SEAL

111.	The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

112.	The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

113.	Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

PROCEEDINGS OF DIRECTORS

114.	The Directors may meet together (either within or without the Cayman Islands) for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. At any meeting of the Directors, each Director present in person or represented by his proxy or alternate shall be entitled to one vote. In case of an equality of votes the chairman of the meeting shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

115.	A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

116.	The quorum necessary for the transaction of the business of the Board may be fixed by the Directors, and unless so fixed, the quorum shall be a majority of Directors then in office. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

117.	A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract or arrangement with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. A Director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration, provided that (a) such Director, if his interest (whether direct or indirect) in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the Board at which it is practicable for him to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee of the Company.

118.	A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realized by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting of the Directors whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

119.	Any Director may act by himself or through his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorize a Director or his firm to act as auditor to the Company.

120.	The Directors shall cause minutes to be made for the purpose of recording:

(a)	all appointments of officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

121.	When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

122.	A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors or his duly appointed alternate.

123.	The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

124.	Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chairman of the meeting.

125.	A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall not have a second or casting vote.

126.	All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

PRESUMPTION OF ASSENT

127.	A Director who is present at a meeting of the Board of Directors at which an action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

DIVIDENDS

128.	Subject to any rights and restrictions for the time being attached to any Shares, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorize payment of the same out of the funds of the Company lawfully available therefor.

129.	Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

130.	The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the Directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which those funds may be properly applied, and pending such application may in the absolute discretion of the Directors, either be employed in the business of the Company or be invested in such investments (other than Shares of the Company) as the Directors may from time to time think fit.

131.	Any dividend payable in cash to the holder of Shares may be paid in any manner determined by the Directors. If paid by cheque it will be sent by mail addressed to the holder at his address in the Register, or addressed to such person and at such addresses as the holder may direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such Shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company.

132.	The Directors may determine that a dividend shall be paid wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company) and may settle all questions concerning such distribution. Without limiting the generality of the foregoing, the Directors may fix the value of such specific assets, may determine that cash payment shall be made to some Shareholders in lieu of specific assets and may vest any such specific assets in trustees on such terms as the Directors think fit.

133.	Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares. No amount paid on a Share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the Share.

134.	If several Persons are registered as joint holders of any Share, any of them may give effective receipts for any dividend or other moneys payable on or in respect of the Share.

135.	No dividend shall bear interest against the Company.

136.	Any dividend unclaimed after a period of six calendar years from the date of declaration of such dividend may be forfeited by the Board of Directors and, if so forfeited, shall revert to the Company.

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION

137.	The books of account relating to the Company's affairs shall be kept in such manner as may be determined from time to time by the Directors.

138.	The books of account shall be kept at the Registered Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

139.	The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right to inspect any account or book or document of the Company except as conferred by any applicable law or authorized by the Directors or by Ordinary Resolution.

140.	The accounts relating to the Company's affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Directors or failing any determination as aforesaid shall not be audited.

141.	The Directors may appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.

142.	Every auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

143.	The auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any time during their term of office, upon request of the Directors or any general meeting of the Members.

144.	The Directors in each calendar year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Act and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

CAPITALISATION OF RESERVES

145.	Subject to the Companies Act, the Directors may:

(a)	resolve to capitalize any sum standing to the credit of any of the Company's reserve accounts or funds (including the Share Premium Account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution;

(b)	appropriate the sum resolved to be capitalized to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)	paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

(c)	make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalized reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d)	authorize a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i)	the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalization, or

(ii)	the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalized) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

(e)	generally do all acts and things required to give effect to the resolution.

146.	Notwithstanding any provisions in these Articles, the Directors may resolve to capitalize any sum standing to the credit of any of the Company's reserve accounts or funds (including the Share Premium Account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution by applying such sum in paying up in full unissued Shares to be allotted and issued to:

(a)	employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members;

(b)	any trustee of any trust or administrator of any share incentive scheme or employee benefit scheme to whom shares are to be allotted and issued by the Company in connection with the operation of any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or Members; or

(c)	any depositary of the Company for the purposes of the issue, allotment and delivery by the depositary of ADSs to employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members.

SHARE PREMIUM ACCOUNT

147.	The Directors shall in accordance with the Companies Act establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

148.	There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Act, out of capital.

NOTICES

149.	Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it by airmail or by a recognized courier service in a prepaid letter addressed to such Shareholder at his address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile to any facsimile number such Shareholder may have specified in writing for the purpose of such service of notices, or by placing it on the Company's Website should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

150.	Any notice, if send from one country to another, shall be sent by airmail or by a recognized courier service.

151.	Any Shareholder present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

152.	Any notice or other document, if served by:

(a)	post, shall be deemed to have been served five calendar days after the time when the letter containing the same is posted;

(b)	facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)	recognized courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service;

(d)	electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail; or

(e)	placing it on the Company's Website, shall be deemed to have been served immediately upon the time when the same is placed on the Company's Website.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

153.	Any notice or document delivered or sent by post to or left at the registered address of any Shareholder in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

154.	Notice of every general meeting of the Company shall be given to:

(a)	all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b)	every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

INFORMATION

155.	No Member shall be entitled to require discovery of any information in respect of any detail of the Company's trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

156.	The Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register and transfer books of the Company.

INDEMNITY

157.	Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other officer for the time being and from time to time of the Company (but not including the Company's auditors) and the personal representatives of the same (each an "Indemnified Person") shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person's own dishonesty, willful default or fraud, in or about the conduct of the Company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

158.	No Indemnified Person shall be liable:

(a)	for the acts, receipts, neglects, defaults or omissions of any other Director or officer or agent of the Company; or

(b)	for any loss on account of defect of title to any property of the Company; or

(c)	on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d)	for any loss incurred through any bank, broker or other similar Person; or

(e)	for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person's part; or

(f)	for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person's office or in relation thereto;

unless the same shall happen through such Indemnified Person's own dishonesty, willful default or fraud.

FINANCIAL YEAR

159.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on December 31st in each calendar year and shall begin on January 1st in each calendar year.

NON-RECOGNITION OF TRUSTS

160.	No Person shall be recognized by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register.

WINDING UP

161.	If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Companies Act, divide amongst the Members in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

162.	If the Company shall be wound up, and the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. If in a winding up, the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

AMENDMENT OF ARTICLES OF ASSOCIATION

163.	Subject to the Companies Act, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

CLOSING OF REGISTER OR FIXING RECORD DATE

164.	For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case thirty calendar days in any calendar year.

165.	In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within ninety calendar days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

166.	If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

REGISTRATION BY WAY OF CONTINUATION

167.	The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

MERGERS AND CONSOLIDATIONS

168.	The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Companies Act) upon such terms as the Directors may determine and (to the extent required by the Companies Act) with the approval of a Special Resolution.

DISCLOSURE

169.	The Directors, or any service providers (including the officers, the Secretary and the registered office agent of the Company) specifically authorized by the Directors, shall be entitled to disclose to any regulatory or judicial authority any information regarding the affairs of the Company including without limitation information contained in the Register and books of the Company.